[redacted]

12005636

SEC
Mail Processing
Section
DEC 28 2016
Washington DC
412

...TED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52565

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: McLean Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7900 Westpark Drive, Ste A320
(No. and Street)

McLean (City) VA (State) 22102 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Andrew Smith (703) 827-0233
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CST Group, CPA's, PC
(Name – *if individual, state last, first, middle name*)

1800 Robert Fulton Drive, Reston, VA 20191
(Address) (City) (State) (Zip Code)

2016 DEC 28 PM 2:29
RECEIVED
SEC / TM

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 29 2012
DIVISION OF TRADING & MARKETS

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Andrew Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of McLean Securities, LLC, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

-N/A-

Signature

Principal

Title

Megan Marie Fee

Notary Public

Megan Marie Fee
NOTARY PUBLIC
Commonwealth of Virginia
Reg. #7500552
My Commission Expires
January 31, 2015

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

McLean Securities, LLC

Financial Statements and Supplementary Information

As of and for the year ended December 31, 2011 and report of Independent Registered Public Accounting Firm

Public in Accordance With Rule 17A-5€(3) Under the Securities Exchange Act of 1934

McLean Securities, LLC

Contents

CST GROUP
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report

To the Members
McLean Securities, LLC
McLean, Virginia

We have audited the accompanying statements of financial condition of McLean Securities, LLC as of December 31, 2011 and 2010, and the related statements of income, members' equity, and cash flows for the years then ended that are filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of McLean Securities, LLC as of December 31, 2011 and 2010, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

CST Group, CPAs, PC

February 20, 2012

1800 Robert Fulton Drive | Reston, Virginia 20191 | TEL 703-391-2000 | FAX 703-391-2580 | www.cst-cpa.com

McLean Securities, LLC
Statement of Financial Condition
As of December 31, 2011

	Dec 31, 11
Assets	
Cash	8,327.32
Total Assets	8,327.32
Liabilities and Equity	
Equity	
InterCompany Cash Transfers-Out	-3,725,636.88
Members Accounts	
Capital - TMG	8,327.34
Total Members Accounts	8,327.34
Net Income	3,725,636.86
Total Equity	8,327.32
Total Liabilities and Equity	8,327.32

NOTES TO FINANCIAL STATEMENTS

MCLEAN SECURITIES, LLC

December 31, 2011 and 2010

NOTE A - SIGNIFICANT ACCOUNTING POLICIES

McLean Securities, LLC (the Company) is a registered broker-dealer with the Financial Regulatory Authority (FINRA) and provides investment banking services in connection with its parent, The McLean Group, LLC (the Group). Investment banking services primarily include merger and acquisition advisory services for middle market businesses. The Company does not trade retail securities and does not have custody of client accounts.

The Company is a wholly owned subsidiary of the Group. The Company operates as a FINRA broker-dealer and as a separate legal entity with a separate accounting ledger in order to satisfy regulatory requirements. The Company's registration as a broker-dealer with FINRA and the Securities and Exchange Commission became effective on October 27, 2000.

The Company uses accrual basis accounting for financial statement reporting purposes and cash basis for income tax reporting purposes. Investment banking revenues include fees earned from providing merger-and-acquisition and advisory services. Transaction performance fees are recognized upon the completion of a transaction when received.

The Company qualifies under Rule 15c3-3(k)(2)(i) from the Securities and Exchange Commission Customer Protection Rule (Rule 15c3-3). Accordingly, the supplemental schedule of Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 is not applicable.

The Company considers securities with maturities of three months or less, when purchased, to be cash equivalents.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities owned are carried at fair value as allowed by FINRA regulations, and unrealized gains or losses are reflected in income. No securities were held as of December 31, 2011 and 2010.

NOTE B - INCOME TAXES

The Company is considered a disregarded entity for income tax reporting purposes. Accordingly, for income tax purposes the revenue and expenses are reported by the Group, its parent company, which is a limited liability company taxed as a partnership. Accordingly, no provision has been made for federal and state income taxes on income recognized, since these taxes are the responsibility of the members of the Group.

NOTE B - INCOME TAXES (continued)

The Company and the Group operate as Limited Liability Companies (LLCs) and are not subject to Federal income taxes. Management has evaluated the Company's tax positions that could have a significant effect on the financial statements and determined that the Company had no uncertain tax positions at December 31, 2011 and 2010, which required disclosing or recognition.

NOTE C - RELATED PARTY TRANSACTIONS

The Company has an agreement with the Group that the Group will pay all operating and non-operating expenses in connection with the conduct of the Company's business, except fee-sharing disbursements, which the broker-dealer is required to pay. The Group has fully indemnified the Company against any liability or responsibility for such expenses.

During 2011 and 2010, capital transfers made to the Group totaled \$3,725,637 and \$1,493,309, respectively.

During 2011 and 2010, consulting fees (guaranteed payments) paid to members of the Group totaled \$2,985,758 and \$1,211,109, respectively.

During 2011 and 2010, referral fees of \$161,300 and \$5,445, respectively, were paid to McLean Valuation Services Group, LLC, a related limited liability company.

NOTE D - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and subparagraph (2) of rule 15c3-1 further requires all brokers not generally carrying customers' accounts to maintain net capital of not less than \$5,000 or one-fifteenth of the Company's aggregate indebtedness, whichever is greater.

The Company's aggregate indebtedness to net capital ratio was 0 to 1. As of December 31, 2011, the Company had net capital as defined of \$8,327, which was \$3,327 in excess of its required net capital of \$5,000.

NOTES TO FINANCIAL STATEMENTS

MCLEAN SECURITIES, LLC

December 31, 2011 and 2010

NOTE E - CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents. The Company maintains cash in bank deposit accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes the Company is not exposed to any significant risk related to cash.

NOTE F - FAIR VALUE MEASUREMENTS

Unless disclosed otherwise, the Company estimates that the fair value of all financial and non-financial instruments at December 31, 2011 and 2010 does not differ materially from the aggregate carrying values recorded in the accompanying statements of financial condition. The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. Considerable judgment is necessarily required in interpreting market data to develop the estimates of fair value, and, accordingly, the estimates are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

NOTE G - SUBSEQUENT EVENTS

The Company has evaluated subsequent events and transactions for potential recognition or disclosure through February 20, 2012, which is the date the financial statements were available to be issued.